FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of November 2018

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated:  November 19, 2018

Press Release

Eltek is Proud to Announce New Members of its Management Team

PETACH-TIKVA, Israel, November 19, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that Mr. Gil Riff joined the Company as its VP Quality Assurance and Continuous Improvement, and Mr. Shmuel Wider as its VP of Sales .

Mr. Riff previously served as the Director of Process Engineering and Printed Circuits Boards of the aviation division of Elbit Systems and prior thereto he was a factory technologist in Elbit System’s printed circuits boards department. In previous roles, Mr. Riff was a printed circuits boards technologist for Melta Printed Circuits Boards and was a senior process engineer for Tower Semiconductors. Mr. Riff holds a B.Sc. degree in chemical engineering from the Technion- Israel Institute of Technology and an MBA degree from the Open University of Israel.

Prior to joining Eltek Mr. Wider served as the COO and CBO of Bio-Nexus Ltd., and prior thereto he served as the Vice President of Sales of AudioCodes Ltd. In previous roles, Mr. Wider served as Director of Sales APAC in ECI – Innowave Ltd. responsible for the business in each one of his roles successfully owing dozens of consecutive quarters of growth achieving Companies targets and goals. Mr. Wider holds a Practical Engineering degree from the Technion- Israel Institute of Technology.

Mr. Itzik Tzemach and Mr. Assi Bachar also joined the Company as Director of Operations and Procurement Officer and Chief Information Officer, respectively. Both Mr. Tzemach and Mr. Bachar will report directly to the Company’s CEO.

In previous roles, Mr. Tzemach served as the Director of Production and Logistics for ILS, as part of the Kahane Group. Prior thereto, Mr. Tzemach was the VP Operations for Zikon, Director of Factory Production at Aladdin, and Production Manager at TKS, part of the Nistec group. Mr. Tzemach holds a degree in electrical engineering from the Ariel University and an MBA degree, specializing in information systems from Bar Ilan University.

Mr. Bachar served as the Chief Information Officer for Comtal Group. Prior thereto, Mr. Bachar served as the Chief Information Officer for the Trans Innovation Group. Mr. Bachar previously served as the Manager of Logistics and Purchasing Manager of the Information Systems Department and as an Economist for Eltek. Mr. Bachar holds a BA degree in economics from Bar Ilan University and an Executive MBA degree in Finance & Marketing from University of Bradford, U.K.

Mr. Eli Yaffe, CEO, commented: "We are pleased to have Messrs. Riff, Wider Tzemach and Bachar, join us as leading managers in our Company. The Company’s new management team has already begun working together in harmony and is implementing improved processes, which we expect will bring favorable results over time. The team is highly motivated and is working hard to increase customer satisfaction in the short term and bring Eltek back to profitability.”

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statements:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Amnon Shemer
Vice President, Finance and Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023